UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the transition period from to

Commission File Number 0-9204

A.	Full title of the plan and address of the plan, if different from the issuer named below:

NORTH COAST ENERGY, INC. EMPLOYEES’ PROFIT SHARING TRUST AND PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

EXCO Resources, Inc.
12377 Merit Dr., Suite 1700
Dallas, TX 75251

NORTH COAST ENERGY, INC.

EMPLOYEES’ PROFIT SHARING TRUST AND PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

December 31, 2007

INDEX

Page

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 9

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

   North Coast Energy, Inc. Employees’ Profit Sharing Trust and Plan

Akron, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the NORTH COAST ENERGY, INC. EMPLOYEES’ PROFIT SHARING TRUST AND PLAN as of December 31, 2007 and 2006, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of North Coast Energy, Inc. Employees’ Profit Sharing Trust and Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The suppplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

MEADEN & MOORE, LTD.

Certified Public Accountants

June 20, 2008

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

North Coast Energy, Inc.

Employees’ Profit Sharing Trust and Plan

	December 31
	2007	2006
ASSETS

Receivable - Employer contributions	$418	$36,390
Receivable - Employee contributions	—	21,196
Receivable - Interest	—	1,370

Total Receivables	418	58,956

Investments:
AMCAP Fund	636,680	574,983
American Balanced Fund	413,101	303,067
American High Income Trust	217,757	225,260
Capital World Growth & Income Fund	838,269	462,875
EuroPacific Growth Fund	795,652	619,838
Fundamental Investors	689,998	607,294
Growth Fund of America	1,470,042	1,309,381
New Perspective Fund	1,009,879	839,451
Small Capital World Fund	1,040,368	786,513
Washington Mutual Investors Fund	988,783	936,214
Bond Fund of America	427,069	389,915
Cash Management Trust of America	1,136,637	985,513
EXCO Resources, Inc. Common Stock	140,726	112,961
Participant Loans	154,329	141,688

Total Investments	9,959,290	8,294,953

Total Assets	9,959,708	8,353,909

LIABILITIES	—	—

Net Assets Available for Benefits	$9,959,708	$8,353,909

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

North Coast Energy, Inc.

Employees’ Profit Sharing Trust and Plan

	Year Ended December 31
	2007	2006
Additions to Net Assets Attributed to:
Contributions:
Employer	$631,466	$423,000
Employee	689,077	518,554
Rollover	5,428	424,605
	1,325,971	1,366,159

Interest income	12,459	10,477
Dividend income	686,607	420,464
Net realized and unrealized gains on investments	194,990	533,434
Transfer of assets to this plan	—	552,228

Total Additions	2,220,027	2,882,762

Deductions from Net Assets Attributed to:
Benefits paid to participants	614,228	273,786

Net Increase	1,605,799	2,608,976

Net Assets Available for Benefits:
Beginning of Year	8,353,909	5,744,933

End of Year	$9,959,708	$8,353,909

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

North Coast Energy, Inc.

Employees’ Profit Sharing Trust and Plan

1              Description of Plan

The following description of The North Coast Energy, Inc. Employees’ Profit Sharing Trust and Plan provides only general information.  Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan, which was amended and restated  January 1, 2003, is a defined contribution plan covering all employees of North Coast Energy, Inc. who meet the hour and age requirements.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was amended effective March 28, 2005.  The amendment provides for the involuntary distribution of terminated employee accounts with balances less than $1,000.

The Plan was amended effective January 1, 2005.  The amendment permitted employees to enter the plan on the first day of the calendar quarter after three months of employment and to modify the enrollment dates to January 1, April 1, July 1 and October 1.

The Plan was amended effective January 1, 2006.  The amendment redefined compensation for determination of safe harbor contributions. Excluded from compensation for safe harbor contributions are irregularly paid bonuses and additional compensation.  Annual bonus payments are included in compensation for the purpose of safe harbor contributions. Hardship provisions were amended to permit withdrawal for certain funeral expenses and expenses for repair of a participants principle residence.

Investment options available under the Plan were modified to include shares of its parent company, EXCO Resources, Inc. The Plan allows a participant to invest up to 50% of their Plan balance in such stock.

The Plan was amended effective October 1, 2006.  Assets and liabilities of Power Gas Marketing & Transmission, Inc.’s plan, a wholly owned subsidiary of the Company, were merged into the Company’s plan.  Assets merged into the Plan totaled $552,228.  The Plan was also amended to change the age of participant’s eligibility from 21 to 18 years of age and allow in service withdrawals at 59 1/2 years of age with no tax penalty.

The Plan was amended effective January 1, 2007. The amendment increased employer matching contributions from 50% to 75% of the first 5% of the eligible participants’ annual compensation.

NOTES TO FINANCIAL STATEMENTS

North Coast Energy, Inc.

Employees’ Profit Sharing Trust and Plan

1              Description of Plan, Continued

Eligibility:

All employees of the Company age eighteen and older and who are employed for three months are eligible to participate in the Plan.

Contributions:

Employee Contributions - Participants may elect between 1% to 75% of their compensation to be contributed to the Plan by the Company.

Employer Matching Contributions - The Company’s matching contributions are equal to 75% of the first 5% of the eligible participant’s annual compensation.

Non-Elective Contributions - The Company will provide eligible participants with a non-elective contribution in the amount of 3% of each such participant’s compensation, which contribution shall be immediately and fully vested, in order for the Plan to become a “safe-harbor” plan with respect to satisfying certain nondiscrimination tests relating to before-tax and after-tax contributions.

Profit Sharing Contributions - The Company may also contribute an additional discretionary amount determined in its sole judgment.  All participants who have met the eligibility requirements during the year are entitled to the profit sharing contribution, if any, regardless of the reason for termination, if employment is severed during the Plan year.  The contributions will be allocated to each eligible employee in proportion to his or her compensation as a percentage of the total compensation of all eligible employees.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

Participants’ Accounts:

401(k) Accounts - Each participant’s account is credited with the participant’s elective contributions, employer matching contributions, employer discretionary contributions, forfeitures, and earnings and losses thereon.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

NOTES TO FINANCIAL STATEMENTS

North Coast Energy, Inc.

Employees’ Profit Sharing Trust and Plan

1              Description of Plan, Continued

Vesting:

All participants are 100% vested in elective deferrals, qualified non-elective contributions and rollover contributions made to the Plan.  Participants are also immediately 100% vested in Company matching contributions and company discretionary contributions.

Forfeitures:

Forfeited, non-vested accounts totaled $2,586 and $2,899 as of December 31, 2007 and 2006, respectively.

Participants’ Loans:

Loans are permitted under certain circumstances and are subject to limitations.  Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Loans are repaid over a period not to exceed 5 years with exceptions for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates established by  Central Bank and Trust Co. Principal and interest are paid ratably through  payroll deductions.

Other Plan Provisions:

Normal retirement age is 65.

Payment of Benefits:

Effective November 1, 2004, upon termination of service by termination, retirement, death or total and permanent disability, a participant receives a lump sum amount equal to the value of his or her account. Prior to that date, the participant could elect an annuity payment or lump sum payment.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

Investment Options:

Upon enrollment in the Plan, a participant may direct his or her contributions in any of the investment options offered by the Plan.

NOTES TO FINANCIAL STATEMENTS

North Coast Energy, Inc.

Employees’ Profit Sharing Trust and Plan

2              Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting.  Marketable securities are reported at fair market value as of the balance sheet date.  Fair market values represent quoted market prices or, if quoted market prices are not available, estimated fair values as determined by the Plan’s investment broker.   Loans are valued at cost which approximates fair value.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Administrative Fees:

Substantially all administrative fees are paid by North Coast Energy, Inc.

Risks and Uncertainties:

The Plan’s investment include investments in mutual funds with varying degrees of risk, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

NOTES TO FINANCIAL STATEMENTS

North Coast Energy, Inc.

Employees’ Profit Sharing Trust and Plan

3              Tax Status

On October 9, 2003, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue code.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4              Investments

The Plan’s funds are invested in the various mutual funds and common stock through the Central Bank and Trust Co..  Investments which constitute more than 5% of the Plan’s net assets are:

	2007	2006
AMCAP Fund	$636,680	$574,983
Capital World Growth & Income Fund	$838,269	$462,875
EuroPacific Growth Fund	$795,652	$619,838
Fundamental Investors	$689,998	$607,294
Growth Fund of America	$1,470,042	$1,309,381
New Perspective Fund	$1,009,879	$839,451
Small Capital World Fund	$1,040,368	$786,513
Washington Mutual Investors Fund	$988,783	$936,214
Cash Management Trust of America	$1,136,637	$985,513

NOTES TO FINANCIAL STATEMENTS

North Coast Energy, Inc.

Employees’ Profit Sharing Trust and Plan

5              Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Central Bank and Trust Co., the Trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  Usual and customary fees were paid by the mutual fund for the investment management services.

One of the Plans investment options are shares of its parent company EXCO Resources, Inc. common stock.  Shares of stock were bought in the open market at quoted fair market value at the date of purchase and totaled approximately $140,726 and $112,961 in 2007 and 2006, respectively.  Matrix is responsible for investing activity and Qualified Plans Consultants are responsible for account funds.

6              Subsequent Event

The Plan was amended effective January 1, 2008.  The amendment merged the Plan into its parent company plan, the EXCO Resources, Inc. Employees Savings Trust.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

North Coast Energy, Inc.

Employees’ Profit Sharing Trust and Plan

EIN 34-1594000

Plan Number 001

December 31, 2007

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	AMCAP Fund	Mutual fund	N/A	$636,680
	American Balanced Fund	Mutual fund	N/A	413,101
	American High Income Trust	Mutual fund	N/A	217,757
	Capital World Growth & Income Fund	Mutual fund	N/A	838,269
	EuroPacific Growth Fund	Mutual fund	N/A	795,652
	Fundamental Investors	Mutual fund	N/A	689,998
	Growth Fund of America	Mutual fund	N/A	1,470,042
	New Perspective Fund	Mutual fund	N/A	1,009,879
	Small Capital World Fund	Mutual fund	N/A	1,040,368
	Washington Mutual Investors Fund	Mutual fund	N/A	988,783
	Bond Fund of America	Mutual fund	N/A	427,069
	Cash Management Trust of America	Mutual fund	N/A	1,136,637
i	EXCO Resources, Inc. Common Stock	Common stock	N/A	140,726
ii	Participant Loans	Notes receivable (interest at prevailing local rate)	N/A	154,329
				$9,959,290

i	Related party
ii	Party in interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

NORTH COAST ENERGY, INC. EMPLOYEES’ SHARING TRUST AND PLAN

Date: June 27, 2007	By:	NORTH COAST ENERGY, INC.

	By:	/s/ J. DOUGLAS RAMSEY
J. Douglas Ramsey, Ph.D. Vice President and Chief Financial Officer

Exhibit Index

NUMBER	Exhibit
23.1*	Consent of independent registered public accounting firm.

*	included herewith